SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 192nd Board of Directors’ Meeting” dated on June 14, 2011.

(São Paulo – Brazil; June 16, 2011) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: VIV; BOVESPA: TLPP) hereby informs the Minutes of the 192nd Board of Directors’ Meeting held on June 14, 2011:

1. DATE, TIME AND LOCATION: June 14th, 2011, at 12:00 a.m., at Companies headquarters, located at Rua Martiniano de Carvalho, 851, in the city of São Paulo, State of São Paulo.

2. CHAIRMAN AND SECRETARY: Antonio Carlos Valente da Silva – Chairman of the meeting and Breno Rodrigo Pacheco de Oliveira – Secretary of the meeting.

3. ATTENDANCE: The meeting was installed with the attendance of the Board members that sign this minute, in compliance with the quorum set forth in the By-laws. The representatives of the Committee (Conselho Fiscal), Mr. Flávio Stamm, Cremênio Mendola Netto and Stael Prata Silva Filho also attended to the meeting, pursuant to article 163, § 3 of Law No. 6.404/76, as amended.

4. AGENDA AND RESOLUTIONS:

The Chairman of the Board of Directors of Telecomunicações de São Paulo S.A. – Telesp (“Company”), Mr. Antonio Carlos Valente da Silva, clarified that the purpose of the meeting was to resolve the terms and conditions for a corporate restructuring with the purpose of continuing the process of simplification of the current organizational structure of the involved companies, initiated with the merger by the Company of the totality of Vivo Participações S.A. (“Vivo Part.”) shares, approved by the shareholders of the involved companies at the shareholders’ meetings held on April 27th, 2011, being now Vivo Part. wholly owned by Telesp.

The Chairman informed that the proposed corporate restructuring aims at continuing the process of simplification of the current organizational structure of the Companies, in order to (i) concentrate the authorizations for the rendering of SMP services (currently held by Vivo Part. and Vivo S.A.), which will allow the unification of the operations and of the SMP Authorization Terms (Termos de Autorizações para Exploração do SMP) in one single company and (ii) simplify the current corporate structure, excluding Vivo Part. (current wholly owned subsidiary of the Company) of the corporate chain, after Vivo Part. becomes a holding, by means of the merger of the totality of Vivo Part.’s net equity by the Telesp.

Accordingly, in order to achieve such structure, the Chairman has proposed the conveyance, by Vivo Part. of the assets, rights and obligations related to the mobile services in the State of Minas Gerais to Vivo S.A., its wholly owned subsidiary which is the operator of mobile services of the group and concentrates the authorizations and mobile services in the other locations, with the subsequent merger of Vivo Part. by the Company (“Corporate Restructuring”), with Telesp succeeding Vivo Part. in all its rights and obligations, in the terms of the Protocol of Merger and Instrument of Justification to be executed between the Companies. The Chairman also clarified that the Corporate Restructuring is justified insofar as the Company may, besides render STFC services, hold corporate stock and, accordingly, once the consolidation of the mobile cellular services operations in Vivo S.A. is approved, Vivo Part. shall become a holding company, holding corporate stock of Vivo S.A., and the merger of the Vivo Part. by the Company shall allow the simplification of the corporate structure, simplifying and rationalizing even more the cost structure of the Companies.

The Chairman also clarified that the aimed Corporate Restructuring (including the prior conveyance of the assets, rights and obligations related to the mobile services of the Company in the State of Minas Gerais to Vivo S.A.) shall be submitted to ANATEL – Agência Nacional de Telecomunicações (“Anatel”), and therefore it only shall be effective after the authorization of ANATEL.

After all clarifications, the members of the Board of Directors, by unanimous votes of all members attending the meeting, have resolved:

(i) to approve the start of the aimed Corporate Restructuring process, as well as the relevant studies and valuations regarding the merger of Vivo Part., which final terms and conditions shall be analyzed by the Board of Directors ad referendum of the general shareholders’ meeting of the Company that will resolve about this matter; and

(ii) to authorize the managers of the Company to take all the necessary actions to start the Corporate Restructuring, including the submission of the transaction to the analysis and approval of Anatel, and other relevant acts, including those regarding the debentures issued by Vivo Participações.

5. CLOSING: As no matters were left to be discussed, the meeting was adjourned and the minute was drawn up, and after read and approved, it was executed by the Directors and by the Secretary, being registered at the corporate books. Signatures: Antonio Carlos Valente da Silva, Chairman of the Board; José Maria Alvarez-Pallete López, Vice-President of the Board; Fernando Abril-Martorell Hernandez; Fernando Xavier Ferreira; Francisco Javier de Paz, represented by Antonio Carlos Valente da Silva by means of delegation of vote; Guillermo José Fernández Vidal; Iñaki Urdangarín; José Fernando de Almansa Moreno-Barreda; José Manuel Fernandez Norniella; Juan Carlos Ros Brugueras; Luis Javier Bastida Ibarguen; Luis Miguel Gilpérez López; Luiz Fernando Furlan; Miguel Angel Gutiérrez Mendez; Narcis Serra Serra; Breno Rodrigo Pacheco de Oliveira, Secretary of the Board. Members of the Audit Committee: Flávio Stamm, Cremênio Medola Netto and Stael Prata Silva Filho.

I hereby certify that the present document is a true copy of the minutes of the extraordinary Board of Directors meeting held on June 14th, 2011, registered in the proper corporate book.

Breno Rodrigo Pacheco de Oliveira

Secretary - OAB/RS nr. 45.479

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	June 16, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director